FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 22, 2004

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82-

SIGNATURE
ACQUISITION OF AMERSHAM PLC

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: January 22, 2004	By

Name: Susan M. Henderson
Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated January 21, 2004

1.	Acquisition of Amersham plc — Satisfaction of pre-conditions

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES

21 January 2004

ACQUISITION OF AMERSHAM PLC

Satisfaction of pre-conditions

Recommended share exchange acquisition of Amersham plc (“Amersham”) by General Electric Company and GE Investments, Inc. (together “GE”) by means of a scheme of arrangement (the “Scheme”) under section 425 of the Companies Act 1985 (the “Acquisition”)

On 10 October 2003, GE and Amersham announced the pre-conditional recommended Acquisition of Amersham applying a share exchange ratio which, at announcement, valued each Amersham share at 800 pence and the diluted share capital of Amersham at approximately £5.7 billion ($9.5 billion).

GE and Amersham today announce that the pre-conditions to the making of the Acquisition have now been satisfied. The pre-conditions included regulatory clearances from the European Commission, received today, and from the US anti-trust authorities, received on 1 December 2003.

It is expected that Amersham’s preliminary results for 2003 will be announced and the documentation relating to the Scheme (which will incorporate Amersham’s preliminary results) will be despatched to Amersham shareholders in approximately four weeks and it is intended that the Acquisition will complete in early April. Full details of the terms and conditions and expected timetable of the Acquisition and the Scheme will be set out in the scheme documentation.

Completion of the Acquisition remains subject to the satisfaction or, if permitted, waiver of the conditions to the Acquisition as set out in the press release of 10 October 2003, including, inter alia, the approval of Amersham shareholders and the sanction of the Scheme by the High Court.

Enquiries:

GE

Richard Wacker (GE Investor Relations)	+1 203 373 2468
Pam Wickham (GE Medical Systems)	+1 262 544 3530

Louise Binns (GE Corporate Europe)	+32 2 235 6912
Peter Stack (GE Corporate Financial)	+1 203 373 2283

Goldman Sachs International

Richard Butland	+44 20 7774 1000

Amersham plc

Alexandra Morris (Investor Relations)	+44 1494 542 051
Dr Lynne Gailey (Media Relations)	+44 1494 542 050
Dr Graeme Holland (Media Relations)	+44 1494 542 115
Nancy Thingstad (Media Relations, Norway)	+47 2318 5138
Lucy Morrison (US Investor Relations)	+1 732 457 8092

J. P. Morgan plc

Edward Banks	+44 20 7742 4000

Morgan Stanley & Co. Limited

Johannes Groeller	+44 20 7425 5000

Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for GE and no one else in connection with the Acquisition and will not be responsible to anyone other than GE for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

J. P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of J. P. Morgan plc nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Amersham as joint financial adviser and for no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to clients of Morgan Stanley & Co Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

     This document contains forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of General Electric Company (“General Electric”) resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions of the acquisition, General Electric’s ability to successfully combine the business of GE Medical Systems and Amersham and to realise expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in General Electric’s and Amersham’s filings with the SEC. Neither General Electric nor Amersham undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

     This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric commences its acquisitions for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a Registration Statement relating to the offer with the SEC. If General Electric files a Registration Statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such Registration Statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.